April 3, 2012

Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: Fifth Street Finance Corp. (the "Company")
            Registration Statement on Form N-2
            File Number 333-180267

Dear Mr. Pangas:

Pursuant to Securities Act Release No. 6510 and in reliance upon the representations contained in your letter dated March 22, 2012, we performed a limited review of the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Prospectus Cover Page

In the sixth paragraph, provide the net asset value per share and the last reported sale price per share of the common stock of the Company as of a recent date.

Fees and Expenses

The following comments should be addressed in the fee table and Example that is included in the current prospectus, as well as in any prospectus supplement used with any offering from this shelf registration statement that triggers the need to include a fee table and Example. Any such fee table and Example should also be updated in accordance with current staff positions with the most current information available to the Company.

We note the absence of the Acquired Fund Fees & Expenses line item from the Company's fee table. Please confirm to us in your response letter that the Company will not in the upcoming year make investments at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any Acquired Fund Fees & Expenses is nonetheless included in "Other Expenses" or that the Company does not intend to invest in any "Acquired Funds."

If the Company anticipates leveraging through the offering of debt securities during the next twelve months, then provide the following additional disclosure, as applicable:

Under the "Stockholder transaction expenses" section of the fee table, provide a "debt securities offering expenses borne by holders of common stock" line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example tabular presentation.

The cost of servicing debt securities line item should include all of the costs of servicing debt securities as a percentage of net assets attributable to common shares. Accordingly, before the "Total Annual Expenses" line item, add a "Cost of Servicing Debt Securities" line item, and provide a footnote explanation of what is included therein.

Also disclose in a footnote the assumptions used when determining the amount included in the "Cost of Servicing Debt Securities" line item. Moreover, in a separately captioned section of the prospectus, describe the likely terms, including material covenants, of the debt securities that the Company is expected to issue.

State that the Example includes the cost of servicing amounts borrowed.

Revise the "Interest payments on borrowed funds" and corresponding footnote disclosure to reflect the Company's borrowing plans for the next twelve months.

In a footnote to the fee table, disclose that the Company does not expect to issue preferred shares during the next twelve months.

In the third sentence of footnote (5) insert the phrase "is calculated at an annual rate of 2% and" after the word "agreement."

Use of Proceeds

The use of proceeds section should state with the degree of specificity required by the Instructions to Item 7 of Form N-2.

The disclosure contained in the third and fourth paragraphs on page 62 indicates the amount of the Convertible Notes of the Company that were repurchased by the Company during the last quarter of 2011 at a discount. It further discloses that $124.5 million Convertible Notes of the Company remain outstanding at December 31, 2011, with a fair value of $112.4. The disclosure on page 48, under "Gain on Extinguishment of Convertible Senior Notes," indicates that the repurchase and subsequent cancellation of the Convertible Notes resulted in a gain that was included in the amount used to determine the incentive fee payable to the Company's Investment Adviser. Disclose whether the proceeds from an offering of this registration statement may be used to make further repurchases and cancellations of the Company's outstanding debt at a discount that could generate a gain used to determine the incentive fee payable to the Company's Investment Adviser.

Price Range of Common Stock and Distributions

Complete the tabular presentation of the "Year ending September 30, 2012 Second Quarter" information through the entire period ending March 31, 2012.

Ratio of Earnings to Fixed Charges

Update the information to provide the Earnings to Fixed Charges ratio for the six months ended March 31, 2012. In this regard, disclose management's assessment of any material trends in the Company's Earnings to Fixed Charges ratio.

Other Sources of Liquidity

Clarify whether the dollar amounts included under the "Debenture Amount" column are in thousands of dollars.

Description of Our Debt Securities

Expand the disclosure, as necessary, to ensure that the material provisions of the indenture have been discussed this section of the prospectus and also include a statement to that effect in the third paragraph.

Disclose that any person from whom the Company borrows will not, in their capacity as either lender or debt holder, have either a veto power or a vote in approving or changing any of the Company's fundamental policies.

Highlight the extent, and consequent effect, of any structural subordination resulting from the Company's capital structure.

Description of Our Debt Securities

In the third paragraph, clarify that although you are urged to read the indenture, the prospectus and the prospectus supplement nonetheless describe the material terms of the debt securities being offered and the debt holders' rights. Please ensure that the prospectus and applicable prospectus supplement are revised to include all such material terms and related rights.

Business Development Company Provisions

Delete the phrase "we will generally agree that" from the first sentence.

Full Defeasance

Expand the first bullet paragraph to indicate whether there exists a risk that the amount on deposit could ultimately result in a shortfall in the amount needed to repay "interest, principal, and any other payments on the debt securities" in full.

Plan of Distribution

Expand the disclosure to indicate the extent to which the Company's common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Accounting Comments

In your response letter, discuss the Company's plans to update all applicable financial statements and other material information, as well as its auditor's consent, for each takedown of securities offered from this shelf registration statement.

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Part C

Item 25. Financial Statements and Exhibits

It appears that the Company should file in a pre-effective amendment, as an exhibit to the registration statement, the trust indenture that will be used with its proposed debt offerings. The Statement of Eligibility of Trustee on Form T-1 should be filed in a similar fashion or, in the alternative include the following undertaking under Item 34 of Part C if the Company intends to rely on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under indentures for securities to be issued, offered, or sold on a delayed basis by or on behalf of the registrant:

> The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

Please file as an exhibit the legality opinion regarding the shares and warrants and the binding obligations of the debt securities being registered, and related consent of counsel, with your next pre-effective amendment.   In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company's board of directors, it may be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Item 34. Undertakings

Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act of 1933 in respect of any one or more offerings of the Company's common shares (including warrants to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel